BRF S.A.

Publicly held Company with Authorized Capital CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 01, 2023

1.  Date, Time, and Location: Held on September 1st, 2023, at 2:00 PM, via video conference.

2.  Call and Attendances: Call notice was waived due to the presence of all members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Augusto Marques da Cruz Filho, Mrs. Deborah Stern Vieitas, Mrs. Flávia Maria Bittencourt, Mr. Aldo Luiz Mendes, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva, and Mr. Eduardo Augusto Rocha Pocetti.

3.   Composition of the Board: President: Mr. Marcos Antonio Molina dos Santos; Secretary: Mr. Bruno Machado Ferla.

4.  Agenda: (i) To approve the repurchase offer for any and all of the (a) 4.350% Senior Notes issued by BRF GmbH and guaranteed by BRF S.A. ("Company"), which mature in 2026 ("2026 Notes"), and (b) 4.875% Senior Notes issued by the Company, which mature in 2030 ("2030 Notes," and together with the 2026 Notes, the "Existing Notes"), provided that the amount paid to holders of the Existing Notes for the repurchase does not exceed the total amount of US $200,000,000.00 (two hundred million dollars) of principal, (ii) To approve the complete redemption of the 4.75% Senior Notes issued by the Company, which mature in 2024 ("2024 Notes"), and together with the Existing Notes, the "Repurchase Offers"), (iii) To approve and authorize the Company, through its legal representatives, to execute any and all necessary documents and perform any and all relevant acts to facilitate the proper execution of the Repurchase Offers, as outlined in items (i) and (ii) above, including but not limited to engaging all service providers inherent to the execution of the Repurchase Offers; and (iv) To ratify all acts already practiced by the legal representatives of the Company in the context of the Repurchase Offers related to the preceding items (i) and (ii); Closing.

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Minutes of the Ordinary Meeting of the Board of Directors held on September 01, 2023.

5.  Deliberations: The Council members unanimously approved, without any restrictions, the drafting of this minutes in summary form. Upon reviewing the matters on the agenda, the following subjects were addressed, and the subsequent decisions were made: the members of the Board of Directors, by unanimous vote and without any reservations or restrictions approved (i) authorizing the execution of the Repurchase Offers and the signing of all necessary documents for their implementation, including the Dealer Manager Agreement with the coordinating bank of the Repurchase Offers, (ii) authorizing the Company, through its directors and other legal representatives, as applicable, to execute any and all necessary documents and undertake all relevant actions to enable the proper fulfillment of the Repurchase Offers, as stipulated in item (i) above, including but not limited to engaging all service providers inherent to the execution of the Repurchase Offers, (iii) authorizing the complete redemption of the 2024 Notes, as per item 4 (ii) of the agenda, and the signing of all necessary documents for its implementation, (iv) authorizing the Company, through its directors and other legal representatives, as applicable, to execute any and all necessary documents and undertake all relevant actions to enable the proper fulfillment of the complete redemption, as per item (iii) above, including but not limited to engaging all service providers inherent to the execution of the complete redemption, and (v) ratifying all acts already undertaken by the legal representatives of the Company within the scope of the Repurchase Offers related to the preceding items (i) and (ii).

6.             DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.             CLOSURE: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, September 1, 2023.

____________________________________

Bruno Machado Ferla

Secretary

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Minutes of the Ordinary Meeting of the Board of Directors held on September 01, 2023.